Exhibit (a)(1)(BB)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

For immediate release

24 May 2013

 CASH OFFER

BY

ECHO PHARMA ACQUISITION LIMITED

FOR

ELAN CORPORATION, PLC

ANNOUNCEMENT OF ACCEPTANCE LEVELS OF THE ORIGINAL OFFER MADE IN ACCORDANCE WITH RULE 17.1 AND RULE 2.9 OF THE IRISH TAKEOVER RULES AND RULE 14E-1 OF THE US EXCHANGE ACT

Background

On 2 May 2013, Echo Pharma Acquisition Limited (“Royalty Pharma”) made an offer for the entire of the issued and to be issued share capital of Elan Corporation, plc (“Elan”) (the “Original Offer”).

On 20 May 2013, Royalty Pharma announced the terms of a revision to the Original Offer (the “Increased Offer”).  The Increased Offer was made on 23 May 2013 and is an all cash offer of US$12.50 per Elan Share (including each Elan Share represented by an Elan ADS).  The full terms of, and conditions to, the Increased Offer and the procedure for acceptance are set out in the revised offer document despatched by Royalty Pharma on 23 May 2013 (the “Revised Offer Document”).

A reference in this announcement to the “Offer” means the Original Offer (including where the context so requires, any subsequent revision, variation, extension or renewal of the Original Offer, including in connection with the Increased Offer).  Capitalised terms used but not defined in this announcement shall have the meaning given to them in the Revised Offer Document.

Royalty Pharma is making this announcement in accordance with Rule 17.1 and Rule 2.9 of the Irish Takeover Rules and Rule 14e-1 of the US Exchange Act.

Level of Acceptances

As at 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 23 May 2013 (being the date the Original Offer was revised), Royalty Pharma had received valid acceptances of the Offer (which had not been withdrawn) from Elan Stockholders in respect of 67,814 Elan Shares (including Elan Shares represented by Elan ADSs).  These acceptances represent, at the applicable time: (1) approximately 0.01% of the Maximum Elan Shares Affected (as defined in the Revised Offer Document) and which may be counted towards the satisfaction of the Acceptance Condition to the Offer (as set out in paragraph (a) of Part A of Appendix I to the Revised Offer Document); and (2) approximately 0.01% of the issued share capital of Elan.

So far as Royalty Pharma is aware, none of these acceptances have been received from persons acting in concert with Royalty Pharma.

The Extended Closing Date of the Increased Offer

The Increased Offer, which is subject to the terms and conditions set out in the Revised Offer Document, will remain open for acceptance until, the “Extended Closing Date” which will be 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 6 June 2013, being the date fixed by Royalty Pharma as the extended closing date of the Increased Offer (or such later time(s) and/or date(s) as Royalty Pharma may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Offer by the SEC) determine as the closing date for acceptance of the Increased Offer, in which case the term “Extended Closing Date” shall mean the latest time and date which the Increased Offer, as extended by Royalty Pharma, may be accepted or, if earlier, the date on which the Increased Offer becomes or is declared unconditional in all respects).

Interests in relevant securities

As at the close of business on 22 May 2013, being the last practicable date prior to this announcement, J.P. Morgan and persons controlling, controlled by or under the same control as J.P. Morgan (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) were interested in 65 Elan ADSs.

As at the close of business on 22 May 2013, being the last practicable date prior to this announcement, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) were interested in 439,332 Elan ADSs and 749,900 derivatives referenced to Elan ADSs.

As at the close of business on 22 May 2013, being the last practicable date prior to this announcement, BofA Merrill Lynch and persons controlling, controlled by or under the same control as BofA Merrill Lynch (except in any such case, in the capacity of an exempt market marker, and excluding any exempt fund manager) held short positions in 759,312 Elan ADSs.

As at the close of business on 22 May 2013, being the last practicable date prior to this announcement, Locus Global I, LP, an entity controlled by Rory Riggs, a director of RP Management (Ireland) Limited was interested in 772 Elan ADSs.

Save as disclosed above, as at the close of business on 22 May 2013, being the last practicable date prior to this announcement, none of Royalty Pharma, RP Management or any person acting in concert with Royalty Pharma or RP Management had any interest, or held any short position, in any relevant securities of Elan.

ENQUIRIES

Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial adviser)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial adviser)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy MacGregor (PR adviser)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR adviser)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch ((cell) + 1 516 429 2722)
Charles A. Koons ((cell) + 1 917 545 4523)
Robert C. Marese ((cell) + 1 917 751 4085)
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

About Royalty Pharma

RP Management is the investment manager to entities investing in royalty interests in marketed and late stage biopharmaceutical products, with a portfolio of royalty interests in 38 approved and marketed products (including Abbott’s Humira®, Johnson and Johnson’s Remicade®, Merck’s Januvia®, Gilead’s Atripla®, Truvada®, and Emtriva®, Pfizer’s Lyrica®, Amgen’s Neupogen® and Neulasta®, and Genentech’s Rituxan®) and two products pending approval. Such product portfolio is well-diversified across biopharmaceutical products and treatment areas and consists of stable and long-dated assets and includes royalties on 8 of the top 20 selling pharmaceutical and biotech drugs by expected worldwide 2016 sales1, and 9 products with over US$1 billion in annual sales.  These entities have a longer than fifteen year history of providing value to holders of royalty interests, including a US$400 million purchase of 80% of Memorial Sloan-Kettering Cancer Center’s Neupogen®/ Neulasta® royalty, a US$525 million joint acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest, a US$650 million purchase of New York University’s Remicade® royalty, a US$700 million acquisition of AstraZeneca’s Humira® royalty, a US$700 million purchase of a portion of Northwestern University’s Lyrica® royalty, a US$609 million acquisition of Astellas Pharma’s patent estate and associated royalty stream relating to the use of dipeptidyl peptidase IV (DPP-IV) inhibitors for the treatment of type 2 diabetes including Januvia® and Janumet®, and most recently a US$761 million purchase of a portion of an interest in Biogen’s recently approved Tecfidera (formerly BG-12) for the treatment of multiple sclerosis held by the former shareholders of Fumapharm AG.

Responsibility Statements

The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information).  To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure

1 Based on Evaluate Pharma estimates for 2016.

that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information).  To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Other

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements

This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include (but are not limited to) statements about expected benefits and risks associated with the Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Additional Information

This announcement is not a substitute for the Revised Offer Document and the Revised Acceptance Documents or any other document that Royalty Pharma has filed and may file with the Securities and Exchange Commission (“SEC”) (including the Original Offer Document) in connection with the Offer.  ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE INCREASED OFFER.  Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules.  Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law.  In addition, the Original Offer Document, the Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland.  Some of the directors of Elan are resident in countries other than the United States.  As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.  It may not be possible to sue Elan or its officers or directors in a non-US court for violations of US securities laws.  In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document and to be described in the Revised Offer Document), the federal securities laws of the United States may not be applicable.